[redacted]

CM

SECUR 14047167 SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 67812

~~8-~~ 8702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2013 AND ENDING 12-31-2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVATION PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2423-A PLANTATION CENTER DRIVE
(No. and Street)

MATTHEWS NC 28106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK SUTHERLAND 704 708 5461 X 302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOYER SMITH AND ROLLER P.A.
(Name – *if individual, state last, first, middle name*)

7229 ALBEMARLE ROAD, CHARLOTTE NC 28227
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/27

OATH OR AFFIRMATION

I, PATRICK SUTHERLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INNOVATION PARTNERS LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA B. CARDENAS NOTARY PUBLIC MECKLENBURG COUNTY, NC

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public MY COMMISSION EXP: 07/30/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Johnson Securities, Inc.

Greentree Office Plaza
40 Lloyd Avenue
Suite 102
Malvern, PA 19355
Office (610) 644-6616
Fax (610) 251-9939

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam,

Enclosed are the Audited Financial Reports for Johnson Securities, Inc., for the year 2013. Please call if you have any questions in reference to this.

Thank you.

Sincerely

John C. Johnson, Jr., J.D., CLU
President

February 27, 2014

Enc.

FINRA
Member

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

INNOVATION PARTNERS, LLC

Matthews, North Carolina

Moyer, Smith & Roller, P.A.
Certified Public Accountants

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

INNOVATION PARTNERS, LLC

Matthews, North Carolina

Audited

Financial Statements

At

December 31, 2013

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
cpacharlotte@msr-cpa.com
www.msr-cpa.com

Independent Auditors' Report

To the Members
of Innovation Partners, LLC

We have audited the accompanying financial statements of Innovation Partners, LLC (a North Carolina limited liability company), which comprise the balance sheet as of December 31, 2013, and the related statements of operations, cash flows, and changes in members' equity for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence supporting the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Partners, LLC as of December 31, 2013, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

Charlotte, North Carolina
January 13, 2014

INNOVATION PARTNERS, LLC
Balance Sheet
December 31, 2013

ASSETS

Current Assets

Cash	$	205,507
CRD Account		1,520
Prepaid Expenses		30,600
Security Deposit		3,328
Total Current Assets		240,955
TOTAL ASSETS	$	240,955

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Commissions Payable	$	102,169
Total Liabilities		102,169
Members' Equity		138,786
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	240,955

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement of Operations
For The Year Ended December 31, 2013

Revenues	$	3,562,984
Operating Expenses		
Commissions Expense		1,870,514
Licenses and NASD Fees		94,590
Marketing Fees		51,684
Miscellaneous Expense		15,484
Office Expense		10,145
Professional Fees		1,460,436
Rent		10,200
Total Operating Expenses		3,513,053
Net Income From Operations	$	49,931

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement Of Cash Flows
For The Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 49,931
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in CRD Account	(1,152)
(Increase) Decrease in Prepaid Expenses	(10,933)
(Increase) Decrease in Security Deposits	(3,328)
Increase (Decrease) in Commission Payable	102,169
NET CASH PROVIDED BY OPERATING ACTIVITIES	136,687
NET INCREASE IN CASH AND CASH EQUIVALENTS	136,687
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	68,820
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 205,507

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement of Changes in Members' Equity
For The Year Ended December 31, 2013

Description:

Beginning Balance	$ 88,855
Plus: Net Income	49,931
Ending Balance	$ 138,786

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Notes To Financial Statements
December 31, 2013

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Innovation Partners LLC, a North Carolina limited liability company organized in 2007, acts as an independent broker-dealer and actuarial firm that specializes in the development and distribution of registered and private placement variable insurance products, other private placement products and provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters. The Company also provides retirement advice and other financial advisory services. The Company acts for clients located throughout the continental United States and in certain international markets.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

The Company does not participate in market making, firm commitment underwriting, option transactions, municipal transactions or proprietary trading at this time.

Limited Liability Company / Income Taxes

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Revenue Recognition

Revenue is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Expenses of the firm are recorded when the obligation is incurred.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

INNOVATION PARTNERS, LLC
Notes To Financial Statements (Continued)
December 31, 2013

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

Management has evaluated subsequent events through January 13, 2014, the date the financial statements were available to be released.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Innovation Partners, LLC has no control over the funds nor the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and Innovation Partners, LLC receives a commission from the transaction. We believe that the transactions of Innovation Partners, LLC are within the exemptions section which is located at Rule 15c3-3 (k)(2)(i).

NOTE C - RELATED PARTY TRANSACTIONS

During 2013, Insigne Advisor Consulting, LLC, which is owned by the members of Innovation Partners, LLC, was paid $641,370 in consulting and professional fees for actuarial product development. The Company paid Insigne Advisor Consulting, LLC $10,200 for office space.

During 2013, the Company paid $200 to Yanique Lawrence and $22,736 to Patrick Sutherland for commissions and other professional services. Both are members of the LLC.

INNOVATION PARTNERS, LLC
Notes To Financial Statements (Continued)
December 31, 2013

NOTE D - LEASES

The Company leases facilities for its headquarters under an operating lease dated December 17, 2013. As of December 31, 2013, the future minimum lease payments required by this lease are as follows:

Year Ending December 31	Amount
2014	$ 29,954
2015	40,837
2016	42,066
2017	43,322
2018	44,615
Thereafter	11,235
Total	$ 212,029

NOTE E - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2013, is computed as follows:

Total Assets	$ 240,955
Total Liabilities	(102,169)
Total Net Worth	138,786
Subordinate Loans	-
Adjusted Net Worth	138,786
Less Non-Allowable Assets:	
CRD Account	(1,520)
Prepaid Expenses	(30,600)
Security Deposit	(3,328)
Current Capital	103,338
Less Haircuts	-
Net Capital	103,338
Required Capital	5,000
Excess Net Capital	98,338
Aggregate Indebtedness	
Aggregate Indebtedness to Net Capital	

NOTE E - COMPUTATION OF NET CAPITAL (continued)

The computed excess net capital per the company agreed with audited excess net capital.

Excess Net Capital	$	98,338
Excess Net Capital per company computation		98,338
Difference	$	-

NOTE F - CREDIT RISKS AND OTHER CONCENTRATIONS

Innovation Partners, LLC places its cash and cash equivalents on deposit with a North Carolina financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2013, the Company's cash balance did not exceed this limit. However, from time to time during the course of the year, the Company's cash balances may exceed this insured limit.

NOTE G - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.

Prepare for Tomorrow
MSR
Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
cpacharlotte@msr-cpa.com
www.msr-cpa.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Members
of Innovation Partners, LLC

In planning and performing our audit of the financial statements of Innovation Partners, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer, Smith + Roller, P.A.

Charlotte, North Carolina
January 13, 2014